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February 16, 2000

Securities and Exchange Commission
450 5th N.W.
Washington, D.C. 20549

CERTIFIED MAIL NO: Z315994395

Re::     BACKGENESIS, INC.
         FORM-10SB
         FILE NO. 0-28817
         CIK: 0001070748

Dear Madam or Sir:

The undersigned General Counsel of the above captioned company hereby respectfully requests, on behalf of BackGenesis, Inc., a withdrawal of Form-10SB, File No. 0-28817 which was filed on or about January 6, 2000.

This request is made by the Board of Directors of BackGenesis as a result of material changes to the business operation and financial position of the Company which has occurred subsequent to filing of Form-10

If you have any questions, please do not hesitate to call.

Sincerely,


/s/ E. Nicholas Davis, III
------------------------------------
E. Nicholas Davis, III



cc:      Board of Directors